                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                  Harvey Goldman
   Henri L. Wedell                           Steel Hector & Davis LLP
     125 Norwal                      200 South Biscayne Boulevard, Suite 4000
  Memphis, TN 38117                            Miami, FL  33131-2398
   (901) 683-6668                                 (305) 577-7011
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 210226106


  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henri L. Wedell(1)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    47,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     10,600
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   47,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               10,600
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          57,600
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------

(1) Henri L. Wedell has sole voting and dispositive power over accounts in his name, has shared voting and dispositive power with Marsha M. Wedell as trustees for the benefit of the L.G. Miller GST Exempt Trust U/A/O 6/18/96 (the "LG Miller Trust"), and is beneficiary of the U/W/O C. Wedell Wedellsborg FBO Henri Wedell Spendthrift Trust (the "Spendthrift Trust"). Each of these accounts or trusts hold Shares, as defined in Item 1 below.
(2)  Calculation based on 5,565,784 Shares outstanding as of May 1, 2001.

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marsha M. Wedell(1)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    209,700
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     10,600
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   209,700
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               10,600
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          220,300
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------





(1) Marsha M. Wedell has sole voting and dispositive power over accounts in her name, has shared voting and dispositive power with Henri L. Wedell as trustees for the benefit of the L.G. Miller Trust, and has sole voting and dispositive power as trustee of the Spendthrift Trust. Each of these accounts and trusts hold Shares.
(2)  Calculation based on 5,565,784 Shares outstanding as of May 1, 2001.

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Visse M. Wedell(1)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     10,700
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               10,700
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,700
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .2%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------



(1) Visse M. Wedell has shared voting and dispositive power, with W. Lytle Nichol IV, as joint trustee over The Visse Wedell Grantor Trust (the "Grantor Trust"), which holds Shares. Visse M. Wedell is also the sole beneficiary of the Grantor Trust.
(2)  Calculation based on 5,565,784 shares outstanding as of May 1, 2001.

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          W. Lytle Nichol IV(1)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     10,700
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               10,700
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,700
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .2%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------


(1) W. Lytle Nichol IV has shared voting and dispositive power as joint trustee, with Visse M. Wedell, over The Grantor Trust, which holds Shares.
(2)      Calculation based on 5,565,784 Shares outstanding as of May 1, 2001.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares") of Consolidated-Tomoka Land Co. (the "Company"), whose principal executive offices are located at 149 South Ridgewood Avenue, Daytona Beach, Florida 32114. This Amendment No. 1 amends the initial statement on Schedule 13D, dated September 15, 2000 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of certain sales of Shares in one or more accounts of the Reporting Persons (as provided on Item 5 below), the number of Shares of which the Reporting Persons may be deemed the beneficial owners has decreased to the point that the Reporting Persons are no longer subject to the reporting obligations pursuant to Rule 13d-1. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows:

ITEM 2. IDENTITY AND BACKGROUND

Henri L. Wedell, Marsha M. Wedell, Visse M. Wedell, and W. Lytle Nichol IV are no longer subject to the reporting obligations pursuant to Rule 13d-1.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

The responses to Items 7, 8, 9, 10, 11, and 13, and any footnotes thereto, of the inside cover pages of this Amendment No. 1 to Schedule 13D for each of the Reporting Persons are hereby incorporated by reference in response to this Item 5.

In the aggregate, the Reporting Persons have sole or shared voting and dispositive power over 278,000 Shares. The Company's Form 10-Q for the quarter ended March 31, 2001 reports 5,565,784 Shares outstanding; therefore, the Reporting Persons' 278,000 shares constitute 4.99% of the presently outstanding class of Common Stock.

The trading dates, number of Shares sold, and average price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth as follows:


Reporting Person                       Trading Date               Number of Shares            Average Price/Share
----------------                       ------------               ----------------            -------------------
Henri L. Wedell                        July 9, 2001                    25,000                        $20.89
                                       July 9, 2001                    16,700                        $21.04
                                       July 10, 2001                    8,500                        $20.70

Marsha M. Wedell, as trustee           July 13, 2001                    1,500                        $20.63
for the Spendthrift Trust              July 16, 2001                    7,700                        $21.05

Marsha M. Wedell, as                   July 12, 2001                    5,600                        $21.16
trustee for the L.G. Miller            July 13, 2001                    4,400                        $20.63
Trust

Visse M. Wedell and                    July 23, 2001                    6,300                        $21.00
W. Lytle Nichol IV,                                                       700                        $20.80
as joint trustees for                                                     800                        $20.75
the Grantor Trust



All such transactions were open market transactions and were effected on the American Stock Exchange.

ITEM 7. EXHIBITS

Exhibit  A      Joint Filing Agreement dated September 14, 2000 is incorporated by reference to the Reporting Persons Initial Statement filed on September 15, 2000.

Exhibit  B      Agreement and Power of Attorney dated September 14, 2000.

                                   SIGNATURES

After reasonable inquiry and to their best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:                     July 23, 2001



Signature:                /s/ Henri L. Wedell
                          ----------------------------------------------------
Name:                     Henri L. Wedell, individually and as Trustee for the
                          LG Miller Trust

Signature:                /s/ Marsha M. Wedell*
                          -----------------------------------------------------
Name:                     Marsha M. Wedell, individually and as Trustee for the
                          LG Miller Trust and the Spendthrift Trust

Signature:                /s/ Visse M. Wedell*
                          -----------------------------------------------------
Name:                     Visse M. Wedell, as Trustee for the Grantor Trust


Signature:                /s/ W. Lytle Nichol IV*
                          -----------------------------------------------------
Name:                     W. Lytle Nichol IV, as Trustee for the Grantor Trust




* By: /s/ Henri L. Wedell
      -----------------------------
      Henry L. Wedell,
      pursuant to Power of Attorney

                                    AGREEMENT
                                       AND
                                POWER OF ATTORNEY

         Each of the undersigned (i) hereby agrees that any amendment required pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be filed by or on behalf of the undersigned with the United States Securities and Exchange Commission ("SEC"), Consolidated-Tomoka Land Co. ("CTL"), and the American Stock Exchange ("ASE") to the Schedule 13D filed September 15, 2000 pursuant to Rule 13d-1(a) of the Exchange Act, pertaining to the common stock of CTL beneficially owned (as such term is defined for purposes of Section 13(d) of the Exchange Act) by the undersigned may be filed by Henri L. Wedell on behalf of the undersigned and
(ii) does hereby constitute and appoint Henri L. Wedell his, her, or its true and lawful attorney-in-fact and agent, with full power of substitution, for him, her, or it and in his, her, or its name, place, and stead, in any and all capacities, to execute and deliver to the SEC, CTL and the ASE any such amendments to the Schedule 13D on behalf of the undersigned. The undersigned further grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection with the execution and delivery of the foregoing documents, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his, her, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to constitute one and the same instrument or document.

                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                             SIGNATURE PAGES FOLLOW]

         IN WITNESS WHEREOF, the undersigned has executed this power of attorney on this 14th day of September, 2000.

Signature:               /s/ Henri L. Wedell
                         -------------------------------------------------------
Name:                    Henri L. Wedell, individually and as Trustee for the
                         L.G. Miller GST Exempt Trust U/A/O 6/18/96


Signature:               /s/ Marsha M. Wedell
                         -------------------------------------------------------
Name:                    Marsha M. Wedell, individually and as Trustee for the
                         L.G. Miller GST Exempt Trust U/A/O 6/18/96 and
                         U/W.O C. Wedell Wedellsborg FBO Henri Wedell
                         Spendthrift Trust

Signature:               /s/ Visse M. Wedell
                         -------------------------------------------------------
Name:                    Visse M. Wedell, as Trustee for the Visse Wedell
                         Grantor Trust


Signature:               /s/ Lytle W. Nichol IV
                         -------------------------------------------------------
Name:                    Lytle W. Nichol IV, as Trustee for the Visse Wedell
                         Grantor Trust